FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of December 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2004   <u>KERZNER INTERNATIONAL LIMITED</u>

By: <u>/s/John R. Allison</u>
Name: John R. Allison
Title: Executive Vice President
             Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	PRESS RELEASE ON DECEMBER 8, 2004 KERZNER AND THE GOVERNMENT OF THE BAHAMAS AMEND 2003 HEADS OF AGREEMENT REGARDING THE PHASE III EXPANSION
99(2)	SECOND SUPPLEMENT TO HEADS OF AGREEMENT BETWEEN THE GOVERNMENT OF THE COMMONWEALTH OF THE BAHAMAS AND KERZNER INTERNATIONAL LIMITED DATED DECEMBER 7, 2004

Exhibit 99(1)



FROM: Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Media Contact: Lauren Snyder
Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

KERZNER AND THE GOVERNMENT OF THE BAHAMAS AMEND 2003 HEADS OF AGREEMENT REGARDING THE PHASE III EXPANSION

- *KERZNER TO DEVELOP LUXURY ALL-SUITE HOTEL IN LIEU OF ITS PREVIOUSLY PROPOSED HOTEL TOWER*

- *KERZNER TO ADD 400-ROOM CONDO-HOTEL TO PHASE III DEVELOPMENT*

- *KERZNER TO BRING WORLD-RENOWNED CHEFS TO MARINA VILLAGE AND PHASE III OFFERING*

- *KERZNER TO ADD OCEAN CLUB RESIDENCES, AN 88-UNIT CONDOMINIUM PROJECT*

PARADISE ISLAND, The Bahamas, December 8, 2004 – Kerzner International Limited (NYSE: KZL) (the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotels, today announced that it has entered into a second supplement to the 2003 Heads of Agreement with the Government of The Bahamas ("Government") enabling the Company to proceed with the next major phase of development at its flagship property, Atlantis, Paradise Island. The Company will host a groundbreaking ceremony today on Paradise Island that will officially mark the commencement of this next wave of construction in The Bahamas.

The amended Phase III project will include the following components:

- A 600-room luxury all-suite hotel in lieu of the 1,500-room hotel tower contemplated in the supplement to the 2003 Heads of Agreement. The Company anticipates it will commence development of this project during the second quarter of 2005. The proposed all-suite hotel will be situated west of the Royal Towers, adjacent to one of the best available beach sites in the Caribbean.

- A 400-unit condo-hotel. The Company expects to partner with Turnberry Associates, one of the premier real estate development and property management companies in the United States. The development cost associated with this project is expected to be $200 million. The Company anticipates that this project will be funded on a non-recourse basis based on pre-sales. The Company expects to commence pre-sales of the condo-hotel by the first quarter of 2005.

- No changes to other previously agreed elements of the project, which include a significant expansion to Atlantis's water-based attractions and development of 100,000 square feet of additional group and meeting facilities, the Marina Village and additional timeshare phases.

Butch Kerzner, Chief Executive Officer of the Company commented, "We have listened to our current customer base, reviewed the continued strong demand for the Atlantis experience and concluded, with the Government, that the 600-room all-suite hotel will encourage visitation to The Bahamas of a new, more affluent leisure and gaming customer. The all-suite hotel will add a new tourist segment to our business and continue to differentiate our product offering."

Butch Kerzner continued, "The all-suite hotel will also complement other key elements of the Phase III expansion, including the expanded water attractions, the meeting and convention space and the Marina Village. Construction of these elements of Phase III remains on track for the end of 2006."

Phase III will also bring the addition of world-renowned chefs and restaurants to Atlantis guests and The Bahamas. Nobu, the internationally-acclaimed new style Japanese restaurant conceived and run by heralded chef Nobu Matsuhisa along with partner Robert DeNiro, will replace Five Twins in the Atlantis Casino. At the Marina Village, which is anticipated to open as early as August 2005, the renaissance of Café Martinique will be guided by acclaimed chef Jean-Georges Vongerichten. Carmine's, a popular New York restaurant that serves large portions of home-style antipasti, pastas, seafood and meat entrees designed for sharing, will represent a new family dining option. Other dining and food establishments planned for the Marina Village include Bimini Road, a fun Caribbean experience serving flavorful island fare, and a modern steakhouse with a traditional butchery, wine market and bar.

The Company is also announcing the development of Ocean Club Residences, an 88-unit ultra-luxury condominium project at Ocean Club Estates, the residential development adjacent to the Ocean Club Golf Course. Ocean Club Residences is expected to cater to the highest end of the luxury residential market. The Company expects to commence pre-sales before the end of the year and, subject to the level of pre-sales, will break ground on this project in 2005. The Company will develop this in partnership with a local developer.

It is anticipated that the investment in The Bahamas through the revised Phase III development projects will exceed the $1.0 billion contemplated in the 2003 Heads of

Agreement. Exclusive of the Harborside timeshare projects, the condo-hotel, the golf course on Athol Island and Ocean Club Residences, the Company's investment is expected to be approximately $650 million.

Under the Heads of Agreement, the Company has committed to complete substantially the 600-room all-suite hotel by December 2006. The supplement also contemplates the completion of the condo-hotel during 2007. If the Company does not proceed with the condo-hotel and the previously announced golf course on Athol Island, casino tax concessions and the joint marketing contribution from the Government would be reduced beginning in 2009 in accordance with an agreed schedule.

Conference Call Announcement

The Company will hold a conference call at 8:30 a.m. EST today to discuss this news release. The call will be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) or 706.679.0864 (international).

Replay of the conference call will be available beginning today at 11:30 a.m. EST, ending at midnight on December 15, 2004. The replay numbers are 800.642.1687 (US/Canada) or 706.645.9291 (international) using the following Pin Number: 2747430.

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

COMMONWEALTH OF THE BAHAMAS
New Providence

DATED the 7th day of December, 2004

B E T W E E N : -

THE GOVERNMENT OF THE

COMMONWEALTH OF THE BAHAMAS

a n d

KERZNER INTERNATIONAL LIMITED

SECOND SUPPLEMENT
TO
HEADS OF AGREEMENT

COMMONWEALTH OF THE BAHAMAS

New Providence

THIS SECOND SUPPLEMENT TO HEADS OF AGREEMENT is made the 7"' day of December, 2004.

BETWEEN :

(1)   **THE GOVERNMENT** OF **THE COMMONWEALTH** OF **THE BAHAMAS** represented herein by, WENDELL MAJOR, Secretary of the National Economic Council, (hereinafter called "the Government") and;

(2)   **KERZNER INTERNATIONAL LIMITED** a company incorporated under the laws of and having its registered office in the Commonwealth of The Bahamas, to include its relevant subsidiaries and affiliates at every tier, represented herein by HOWARD B. KERZNER, Chief Executive Officer (hereinafter called "Kerzner").

<u>RECITALS</u>

WHEREAS : -

A.   The Government and Kerzner are parties to a Heads of Agreement dated the 26`" day of May, 2003, as amended by a Supplemental Agreement dated 3`" May, 2004, (together, as amended, referred to herein as "the 2003 HOA"). Unless otherwise defined herein, all capitalized terms used in this Supplement shall have the meanings given to them in the 2003 HOA;

B.   In consideration of the continued expansion and segmentation of the resort market, Kerzner has decided to reconfigure its Phase III product in order to take advantage of the latest market trends, which has witnessed the introduction of higher-end `All-Suite' hotel and `Condo-Hotel' products, the introduction of which will be a new product for The Bahamas tourism market, and will put the destination at the forefront of this trend and in a position to compete more effectively with its principal rival markets of Orlando, Disney and Las Vegas.

C.   While the key economic impacts, including the minimum investment of $1.0 billion and the minimum of 3,000 new permanent jobs for Bahamians contemplated by the 2003 HOA will be met, there will also be an increase in the economic benefits to The Bahamas from the newly configured project, as projected in an economic impact study dated November 2004, and therefore the parties have agreed to amend the 2003 HOA to reflect the modifications to the resort product as hereinafter contained.

NOW THIS SECOND SUPPLEMENT WITNESSETH in consideration of the premises as follows:-

1.   MODIFICATION OF HOTEL PRODUCT

Kerzner and the Government hereby agree that the New Hotel and Facilities shall include a 600-room, All-Suite hotel ("the All-Suite Hotel") and a 400-room Condo-Hotel ("the Condo-Hotel") in substitution for the 1,500-room hotel contemplated by the 2003 HOA, and the definition of "the New Hotel and Facilities" shall be amended accordingly. Kerzner will commence construction of the All-Suite hotel by 30" April, 2005, with substantial completion of construction in December 2006, and shall commence construction of the Condo-Hotel by 31ˢ December, 2005, with completion of construction during 2007.

2.   GOLF COURSE

Having conducted extensive environmental studies, and in consideration of the environmental and other complexities of designing and constructing a golf course on Athol Island, Kerzner will postpone commencement of construction on this element to occur no later than 31st December, 2005.

3.   REDUCTION OF INCENTIVES

Paragraph 11 of the 2003 HOA shall be deleted and replaced in its entirety by the following:

"11.1 In the event that Kerzner determines not to proceed with the Condo-Hotel and New Golf Course, and the Government and its agencies having complied with all of their obligations hereunder, the value of the incentives granted by paragraph 3.2 hereof, and the Joint Marketing contribution committed by the Government in paragraph 8.1 hereof shall be reduced (to reflect the lower investment and economic benefit to The Bahamas) as follows:

YEAR	Reduction in Casino Concessions granted pursuant to paragraph 3.2	Reduction in Joint Marketing Contribution made pursuant to paragraph 8.1
2009	$3,248,787.00	$2,300,000.00
2010	$3,411,226.00	$2,300,00.00
2011	$3,581,787.00	
2012	$3,760,877.00	
2013	$3,948,920.00	
2014	$4,146,366.00	
2015	$4,353,685.00	
2016	$4,571,369.00	
Totals	$31,023,017.00	$4,600,000.00

11.2 The incentives and agreements contained or referred to herein shall otherwise remain in full force and effect.

11.3 Kerzner shall provide to the Government, through the Secretary to the National Economic Council with a copy to the Permanent Secretary, Ministry of Financial Services and Investments, evidence reasonably satisfactory to the Government in support of the dollars actually invested in, or committed to, Phase III."

4.   FURTHER ASSURANCE

The parties to this Supplement will do all acts and things and sign and execute all documents and deeds requisite for the purpose of implementing the terms of this Supplement in such form and to such effect as the other party may reasonably require.

5.   MUTUAL WARRANTY AND ACKNOWLEDGMENT
Each of the parties warrants its power and authority to enter into this Supplement.

6.   PREVIOUS HEADS OF AGREEMENT

Save as amended herein, the remaining terms and conditions of the 2003 HOA shall remain in full force and effect. The term "Phase III" shall be amended as contemplated herein.

7.　　　GOVERNING LAW AND JURISDICTION

This Supplement shall be governed by the laws of the said Commonwealth of The Bahamas and in the event that any suit or legal action is commenced by either party, the other party agrees, consents and submits to the exclusive, jurisdiction of the courts of the said Commonwealth of The Bahamas.

[Signature page to follow]

THE GOVERNMENT OF THE COMMONWEALTH OF THE BAHAMAS

By: /s/ Wendell Major
Name: Wendell Major

Title: Secretary of the National Economic Council

in the presence of

KERZNER INTERNATIONAL LIMITED

By: /s/ Howard B. Kerzner
Name: Howard B. Kerzner

Title: Chief Executive Officer